Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES DEPARTURE OF CHIEF FINANCIAL OFFICER ALBERTO FORNARO

•                  Fornaro to remain with IGT until January 31, 2020

•                  IGT initiates search for successor

•                  Timothy Rishton named interim CFO

LONDON, U.K. — Dec. 2, 2019 — International Game Technology PLC (“IGT”) (NYSE: IGT) today announced that Alberto Fornaro, Executive Vice President and Chief Financial Officer, has resigned to pursue other professional opportunities.  Mr. Fornaro will continue in his current position through January 31, 2020, to ensure a smooth transition for the company.  IGT’s board of directors has unanimously approved the appointment of Timothy Rishton, currently IGT’s Senior Vice President and Chief Accounting Officer, as interim CFO during the search for a permanent replacement.

“I would like to thank Alberto, both personally and on behalf of the IGT Board of Directors, for his leadership and outstanding contribution during the last eight years as CFO of first GTECH and later IGT.  Alberto played a significant role in improving our financial and operational performance, including helping to secure large, strategically important contracts for the next several years.  We look forward to an orderly and seamless transition of his responsibilities and wish him well in his future endeavors,” said Marco Sala, CEO of IGT.

“It has been a great honor to serve as IGT CFO and to participate in the company’s success during the last eight years.  With the recent completion of important refinancing activity and a strong finance organization in place, it is the right time for me to move on to a new challenge,” said Alberto Fornaro.

IGT has initiated a global search with a leading executive search firm to find a permanent successor.

About Timothy Rishton:  Mr. Rishton has been with IGT (and predecessor GTECH) since 1995, most recently serving as Senior Vice President and Chief Accounting Officer. Over his 24 years with the company, Mr. Rishton has held a series of roles with increasing responsibility, including Vice President — Finance, Assistant Corporate Controller and

Director of Accounting. Before joining the company, Mr. Rishton held various roles at Acushnet Company and Ernst & Young. Mr. Rishton is a Certified Public Accountant and received a Bachelor of Science in Accounting from the University of Rhode Island.

About IGT

IGT (NYSE: IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Digital and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2018 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement.

Contact:

Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

Francesco Luti, +39 3485475493; for Italian media inquiries

James Hurley, Investor Relations, +1 (401) 392-7190